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UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

09052000

April 30, 2009
[Revised – May 6, 2009]

Act	Exchange
Section	Various
Rule	10b-17, 14e-5; Rules 101/102 of Regulation M
Public Availability	April 30, 2009

Stacy L. Fuller
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Re: Grail Advisors ETF Trust
File No. TP 09-28

Dear Ms. Fuller:

In your letter dated April 30, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), Grail Advisors ETF Trust (the "Trust") on behalf of itself, the Grail American Large Cap Value ETF (the "Large Cap Value ETF"), any national securities exchange or national securities association on or through which shares issued by the Large Cap Value ETF ("Shares"), may subsequently trade, and persons or entities engaging in transactions in Shares, requests exemptions from, or interpretive or no-action advice regarding Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units, as discussed in your letter. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on December 7, 2007, as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently consists of two portfolios, but you are only requesting relief for one of those, the Large Cap Value ETF, at this time. The Large Cap Value ETF seeks long-term capital appreciation and current income by investing, ordinarily, at least 80% of its net assets in equity securities of large market capitalization United States companies. While the Large Cap Value ETF will not seek to track the performance of an underlying index, the Large Cap Value ETF will otherwise operate in the same manner as index-based exchange-traded funds. In your letter, you also represent the following:

- Shares of the Large Cap Value ETF will be issued by an open-end management investment company that is registered with the Commission;

- The Large Cap Value ETF will continuously redeem, at net asset value ("NAV"), Creation Unit aggregations of 50,000 Shares, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of the Large Cap Value ETF will be listed and traded on an Exchange;

- The Large Cap Value ETF will hold twenty or more Portfolio Securities with no one Portfolio Security constituting more than 25% of total value of each ETF;

- At least 70% of the Large Cap Value ETF will be comprised of Portfolio Securities that meet the minimum public float and minimum average daily trading volume thresholds under the "actively-traded securities" definition found in Regulation M for excepted securities;

- On each Business Day before commencement of trading in Shares on the Exchange, the Large Cap Value ETF will disclose on its website the identities and quantities of the securities and other assets held by the Large Cap Value ETF, which will form the basis for the Large Cap Value ETF's calculation of NAV at the end of the Business Day; and

- The Exchange or other information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the sum of the current value of the In-Kind Creation Securities and the estimated Cash Component.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at the NAV Creation Unit size aggregations of the Shares of the Large Cap Value ETF, and the secondary market price of the Shares of the Large Cap Value ETF should not vary substantially from the NAV of such Shares, which is based on the identity and quantity of the securities and the other assets held by the Large Cap Value ETF, the Division hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Large Cap Value ETF thus permitting persons who may be deemed to be participating in a distribution of Shares of the Large Cap Value ETF to bid for or purchase such Shares during their participation in such distribution.[1]

The Division also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the Large Cap Value ETF and the receipt of In-Kind Redemption Securities in exchange therefor by a participant in a distribution of Shares of the Large Cap Value ETF would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at the NAV Creation Units of Shares of the Large Cap Value ETF, the Division hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Large Cap Value ETF, thus permitting the Large Cap Value ETF to redeem Shares of the Large Cap Value ETF during the continuous offering of such Shares.

Rule 14e-5

Rule 14e-5 under the Exchange Act, among other things, prohibits a person making a tender offer or exchange offer for any equity security from directly or indirectly, purchasing or arranging to purchase any subject or related securities except as part of the offer, from the time the offer is publicly announced until its expiration.

Rule 14e-5 explicitly includes dealer-managers within the rule's definition of "covered person." Accordingly, while acting as dealer-manager of a tender offer for an equity security, a dealer-manager is prohibited from purchasing or arranging to purchase that equity security until the expiration of the offer.

On the basis of your representations and the facts presented, particularly that purchases or redemptions of Shares of the Large Cap Value ETF would not appear to result in the abuses at which Rule 14e-5 is directed, and that any bids or purchases by dealer-managers would not be effected for the purpose of facilitating a tender offer, the Commission hereby grants an exemption from Rule 14e-5 to permit any person acting as dealer-manager of a tender offer for an equity security to: (1) redeem Shares of the Large Cap Value ETF in Creation Unit size aggregations with the Trust for In-Kind Redemption Securities that may include a security subject to the tender offer; and (2) purchase Shares of the Large Cap Value ETF during such offer.[2]

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend

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[2] The Division also confirms its no-action position under Rule 14e-5 when a broker-dealer, acting as a dealer-manager of a tender offer for a In-Kind Redemption Security, purchases such securities in the secondary market for the purpose of tendering them to purchase a Creation Unit size aggregation of Shares of the Large Cap Value ETF, if such transactions are effected as adjustments to such a basket in the ordinary course of business as a result of a change in the composition of the Large Cap Value ETF's portfolio and are not effected for the purpose of facilitating such tender offer.

distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[3]

The foregoing exemptions from Rules 14e-5 and 10b-17 under the Exchange Act, and the interpretive advice regarding Rules 101 and 102 of Regulation M, are based solely on your representations and the facts presented to the Division, and are strictly limited to the application of those rules to transactions involving the Shares of the Large Cap Value ETF under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 14e-5 and 10b-17 under the Exchange Act, and the interpretive advice regarding Rules 101 and 102 of Regulation M, are subject to the condition that such transactions in Shares of the Large Cap Value ETF, In-Kind Creation Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions, interpretations, and no-action positions are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions, interpretations, and no-action positions.

[3] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Large Cap Value ETF. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

April 30, 2009

Ms. Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Exemptive, Interpretive or No-Action Relief from Rules 10b-17 and 14e-5, and Rules 101 and 102 of Regulation M, promulgated under the Securities Exchange Act of 1934.

Dear Ms. Tao:

Grail Advisors ETF Trust (the "Trust") is an open-end management investment company organized on December 7, 2007 as a Delaware statutory trust. The Trust is currently comprised of two portfolios, and it expects to launch one series, the Grail American Beacon Large Cap Value ETF (the "Large Cap Value ETF") on May 4, 2009.[1]

The Trust on behalf of itself, the Large Cap Value ETF, and any national securities exchange or national securities association on or through which the shares subsequently trade (each such market being an "Exchange"), and persons or entities engaging in transactions in shares issued by the Large Cap Value ETF ("Shares"), as applicable, requests that the Securities and Exchange Commission (the "Commission" or the "SEC") grant exemptive, interpretive or no-action relief from Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), and Rules 101 and 102 of Regulation M, in connection with secondary market transactions in Shares and the creation and redemption of Creation Units, as discussed below.

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1 In order to launch on May 4, 2009, the Trust expects to sell the first Creation Unit (as defined below) on May 1, 2009. The Trust is not requesting relief concerning any other series at this time.

The Trust will issue and redeem Shares of the Large Cap Value ETF in aggregations of 50,000 Shares ("Creation Units"). The Trust has filed a registration statement on Form N-1A and has applied to have the Shares listed on an Exchange. The Trust is overseen by a board of trustees (the "Board") that will maintain the composition requirements of Section 10 of the Investment Company Act of 1940, as amended (the "1940 Act"). The Large Cap Value ETF will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" under the 1940 Act. The Large Cap Value ETF intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

The SEC staff ("Staff") has previously issued relief identical to that requested herein to actively-managed exchange-traded funds ("ETFs"),[2] as well as index-based ETFs, listed and traded on a national securities exchange which meet certain conditions.[3] The PowerShares Letter provided relief specific to

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2 *See* Letter from Josephine Tao to WisdomTree Trust, dated May 9, 2008 (the "WisdomTree Letter"); Letter from James A. Brigagliano to PowerShares Actively Managed Exchange Traded Fund Trust, dated April 4, 2008 (the "PowerShares Letter"). In the WisdomTree Letter, the Staff stated that it has repeatedly expressed its views on Exchange Act Section 11(d)(1) and Exchange Act Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 with respect to ETFs that are not tied to an index. The Staff stated that it therefore would not respond to requests for relief under Section 11(d)(1) or Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 relating to ETFs that are not managed to track a particular index unless they present novel or unusual issues. Because the Trust does not believe that the creation, redemption, listing or trading of Shares should present any novel or unusual issues, the Trust does not request relief from Section 11(d)(1) or Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 under the Exchange Act. As indicated below, the Board has authorized a Distribution and Service Plan ("Plan") pursuant to Rule 12b-1 under the 1940 Act, but no such fee is currently being paid by the Large Cap Value ETF and the Board has not approved any payments for the current fiscal year. We understand that the exemptive and no-action relief under Section 11(d)(1) would not be available to any broker-dealer that received 12b-1 fees under the Plan. *See* Letter from Catherine McGuire, Esq., Chief Counsel Division of Market Regulation to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (the "SIA Letter").

3 *See* Letter from James A. Brigagliano to PowerShares Exchange Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds dated October 24, 2006; SIA Letter; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Claire P. McGrath, Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001. *See also* Letter from James A. Brigagliano regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; Letter from Josephine Tao regarding Combination Exchange-traded Funds, dated June 27, 2007.

the funds described therein and, therefore, the Trust and the Large Cap Value ETF are not entitled to rely on the PowerShares Letter for relief. Further, because the Large Cap Value ETF is not an index-based ETF, it is not entitled to rely on the relief previously provided to index-based ETFs. The Trust and Large Cap Value ETF note, however, that their proposal—the creation and issuance by an actively-managed investment company of shares that individually trade on an Exchange, but that can only be purchased from and redeemed with the issuing investment company in large aggregations—is no longer novel. The Commission has in the past sixteen years considered and approved many similar proposals. Some of the index-based products for which relief has been granted have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the index-based products have been so embraced by investors that they are routinely among the highest volume securities on the exchanges on which they trade.[4]

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4 The SEC has previously granted exemptive or no-action relief under Rules 10a-1, 10b-6, 10b-7, 10b-10, l0b-13, 10b-17, 11dl-2, 15c1-5, 15cl-6 and Regulation M under the Exchange Act similar to that requested here. *See e.g.,* Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993 with respect to trading of SPDR Trust, Series 1; Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 with respect to trading of MidCap SPDR Trust; Letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998, respecting the trading of the Select Sector SPDR Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3, 1999 with respect to the trading of the Nasdaq 100 Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn dated May 16, 2000 with respect to the trading of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt dated September 26, 2000 with respect to the trading of the streetTRACKS® Series Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP dated July 25, 2002 with respect to the trading of various series funds of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw dated October 21, 2002 with respect to the trading of the Fresco℠ Index Shares Fund; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP dated September 25, 2003 with respect to the trading of the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S. Aggregate Bond Fund (each a series of the iShares Trust).

The Large Cap Value ETF, like the PowerShares Funds, differs from such index-based ETFs to the extent that the Large Cap Value ETF is "actively managed." As discussed below, however, like the PowerShares Funds, the Large Cap Value ETF's portfolio will be fully transparent and thereby permit arbitrage activity to the same extent as index-based ETFs. In all other material respects, the Large Cap Value ETF will operate in the same manner as prior ETFs. Therefore, while the Large Cap Value ETF is actively managed, we do not believe that it raises any significant new regulatory issues.

The Large Cap Value ETF and its Investment Objective

Grail Advisors, LLC (the "Manager") will serve as investment adviser to the Large Cap Value ETF. The Large Cap Value ETF is primarily subadvised by American Beacon Advisors, Inc. ("ABA"). The Manager, in consultation with ABA, allocates day-to-day portfolio management for the Large Cap Value ETF among one or more investment sub-advisors (the "Sub-Advisors"). The Sub-Advisors are responsible for selecting portfolio securities ("Portfolio Securities") for the ETF.

The Large Cap Value ETF's investment objective is long-term capital appreciation and current income. Ordinarily, at least 80% of the Large Cap Value ETF's net assets (plus the amount of any borrowings for investment purposes) are invested in equity securities of large market capitalization U.S. companies. The Large Cap Value ETF's investments may include common stocks; preferred stocks; securities convertible into U.S. common stocks; U.S. dollar-denominated American Depositary Receipts ("ADRs"), and U.S. dollar-denominated foreign stocks traded on U.S. exchanges.

In selecting Portfolio Securities for the Large Cap Value ETF, the Sub-Advisors determine the earnings growth prospects of companies based upon a combination of internal and external research using fundamental analysis and considering changing economic trends. The decision to sell a stock is typically based on the belief that the company is no longer considered undervalued or shows deteriorating fundamentals, or that better investment opportunities exists in other stocks.

The Large Cap Value ETF will hold twenty or more Portfolio Securities with no one Portfolio Security constituting more than 25% of the total value of the Large Cap Value ETF, and at least 70% of the Large Cap Value ETF will be comprised of Portfolio Securities that meet the minimum public float and minimum average daily trading volume thresholds under the actively-traded securities definition found in Regulation M for excepted securities.

Availability of Information

On each day the Large Cap Value ETF is open (a "Business Day"), before commencement of trading in Shares on the Exchange, it will disclose on its website the identities and quantities of the securities and other assets held by the Large Cap Value ETF that will form the basis for the its calculation of net asset value ("NAV") at the end of the Business Day. The website and information will be publicly available at no charge. See also "Sales of ETF Shares" below describing the daily disclosure of In-Kind Creation Securities and "Calculation of Intraday Indicative Value" below.

Sales of ETF Shares

ALPS Distributors, Inc., a registered broker dealer under the Exchange Act and member of the Financial Industry Regulatory Authority (the "Distributor"), acts on an agency basis and is the Large Cap Value ETF's "principal underwriter" as defined in Section 2(a)(29) of the 1940 Act. The Large Cap Value ETF will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. In order to keep costs at a low level and permit the Large Cap Value ETF to be as fully invested as possible, Shares generally will be purchased in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of securities ("In-Kind Creation Securities"), designated by the Manager or ABA, together with the deposit or refund of a specified cash payment as the case may be ("Cash Component"—collectively with the In-Kind Creation Securities, a "Fund Deposit"). The Large Cap Value ETF will issue and sell Shares on any Business Day. The NAV will normally be determined as of the close of the regular trading session on the New York Stock Exchange, Inc. ("NYSE") (ordinarily 4:00 p.m. Eastern time) on each Business Day.

The Trust expects that the In-Kind Creation Securities will generally consist of a *pro rata* basket of the Large Cap Value ETF's portfolio. The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the market value per Creation Unit of the In-Kind Creation Securities. If the Large Cap Value ETF invests in foreign securities, however, certain countries in which it may invest effectively require purchases and sales of domestic securities to be for cash. For this reason, cash may be substituted for the securities from those countries that would otherwise be In-Kind Creation Securities.[5]

The Large Cap Value ETF's "in-kind" policy in combination with the Transaction Fee (discussed below) will minimize the consequences of portfolio turnover, including brokerage expenses. However, over time, the Trust may conclude that operating the Large Cap Value ETF on an exclusively "in-kind" basis may present operational problems. Those circumstances may include situations when an In-Kind Creation Security may not be available in sufficient quantity for delivery or may not be eligible for transfer through the Clearing Process (defined below), or may not be eligible for trading by an Authorized Participant (defined below) or the investor for which it is acting due to local trading restrictions or other circumstances. Therefore, the Large Cap Value ETF may permit or require, under certain circumstances, a purchaser to substitute cash in lieu of depositing some or all of the In-Kind Creation Securities.

In order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the Trust and the Manager believed such method would substantially minimize the Trust's

5 If ADRs are available for securities from these countries, the ADRs may be used as In-Kind Creation Securities rather than substituting cash.

transactional costs or would enhance the Trust's operational efficiencies. For example, on days when a revision of the Large Cap Value ETF's portfolio is required, the Manager might prefer to receive cash rather than in-kind stocks so that it has the liquid resources at hand for the Trust to make the necessary purchases. If the Large Cap Value ETF were to receive in-kind stocks on such a day, it would have to sell many of such stocks and acquire new stocks, thus incurring transaction costs which could have been avoided (or at least minimized) if it had received payment for the Creation Units in cash.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by the Large Cap Value ETF when investors purchase or redeem Creation Units, it will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where the Large Cap Value ETF permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the In-Kind Creation Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The Transaction Fee is designed to protect the continuing shareholders of the Large Cap Value ETF against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units. The Transaction Fees will be fully disclosed in the Large Cap Value ETF's prospectus ("Prospectus") and the method of calculating these Transaction Fees will be fully disclosed in the statement of additional information ("SAI"). Transaction Fees will be limited to amounts that have been determined by the Manager to be appropriate and will take into account transaction costs associated with the relevant In-Kind Creation Securities. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Creation Units will be aggregations of at least 50,000 Shares. The Trust recognizes that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Large Cap Value ETF or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in the Large Cap Value ETF beyond those limitations.

The Custodian, in consultation with the Manager, ABA and/or the Sub-Advisors, will, through the facilities of the National Securities Clearing Corporation (the "NSCC"), make available on each Business Day, immediately prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each In-Kind Creation Security included in the current Fund Deposit (based on information at the end of the previous Business Day) for the Large Cap Value ETF. Such Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units until such time as the next-announced Fund Deposit composition is made available. In the same manner, the Custodian also will make available the previous day's Cash Component as well as the estimated Cash Component for the current day.

Creation Units may be purchased through orders placed to the Distributor through an "Authorized Participant" which is either (1) a "Participating Party," *i.e.*, a broker-dealer or other participant in the Clearing Process through the Continuous Net Settlement System of the NSCC, a clearing agency that is registered with the Commission, or (2) a DTC Participant, which in either case has executed an agreement with the Distributor, with respect to creations and redemptions of Creation Units ("Participant Agreement"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Large Cap Value ETF. Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "Clearing Process") or (2) deposit the Fund Deposit with the Trust "outside" the Clearing Process through the facilities of DTC as described in the SAI.

All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the "Closing Time") on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares, as next determined on such date. In the case of custom orders,[6] the order must be received by the Distributor no later than one hour prior to Closing Time. The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, the Large Cap Value ETF may reject a purchase order transmitted to it by the Distributor if: (1) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of such ETF; (2) the Fund Deposit delivered is not as disseminated for that date by the Custodian, as described above;[7] (3) the acceptance of the Fund Deposit would have certain adverse tax consequences to such ETF, such as causing the ETF to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Manager, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Trust, Custodian,

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6 A custom order may be placed by an Authorized Participant in the event that an amount of cash is added to the Cash Component to replace any In-Kind Creation Security, for example, which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which the Authorized Participant is acting. On days when the Exchange closes earlier than normal, the Large Cap Value ETF may require custom orders for Creation Units to be placed earlier in the day.

7 To the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing In-Kind Creation Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral consisting of cash in the form of U.S. dollars in immediately available funds (marked-to-market daily) of at least 105% of the value of the missing In-Kind Creation Securities. The Participant Agreement will permit the Large Cap Value ETF to buy the missing In-Kind Creation Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such In-Kind Creation Securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

Distributor and Manager that make it practically impossible to process purchases of Shares. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, Manager, Distributor, Custodian, DTC, NSCC or any other participant in the purchase process.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

An entity purchasing Creation Units may use the Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit to the Trust, along with the appropriate Transaction Fee. Upon the deposit of such Fund Deposit in payment for such Creation Units placed through the Distributor, such Shares will be delivered to the purchaser thereof.

An entity purchasing Creation Units "outside" the Clearing Process will be using a manual line-by-line position movement of each In-Kind Creation Security and hence may be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Clearing Process. The higher Transaction Fee will be disclosed in the Prospectus and calculated in the manner disclosed in the SAI. Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor, such Creation Units will be delivered to the purchasers thereof.

Subject to the conditions that: (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor's behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Trust are in place for payment of the Cash Component and any other cash amounts which may be due, the Trust will accept the order, subject to its right (and the right of the Manager) to reject any order not submitted in proper form.

Once the Trust has accepted an order, upon the next determination of the NAV per Share, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

Upon the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser. When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor, and the Trust will issue and cause delivery of the Creation Unit.

Distributor

The Distributor will distribute Shares on an agency basis exclusively in Creation Units, and it will not maintain a secondary market in the Shares. The Distributor may enter into selected dealer agreements with other broker-dealers or other qualified financial institutions for the sale of Creation Units of Shares ("Soliciting Dealers"). Such Soliciting Dealers may also be a participant in DTC. The Board has authorized a Plan pursuant to which the Large Cap Value ETF may bear a 12b-1 fee not to exceed 0.25% per annum of such ETF's average daily net assets. However, no such fee is currently paid by the Large Cap Value ETF, and the Board has not approved any payments for the current fiscal year.

Redemption of Shares

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Large Cap Value ETF. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by the Large Cap Value ETF. Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities ("In-Kind Redemption

Securities").[8] The Trust will redeem Shares of the Large Cap Value ETF on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act. Redemption requests must be received the Closing Time on a given Business Day to be redeemed that day, and custom redemptions[9] must be received at least one hour prior to the Closing Time. The Custodian, through the NSCC, will make available immediately prior to the opening of business on the Exchange (currently 9:30 a.m. Eastern time) on each Business Day, the list of In-Kind Creation Securities (the "Creation List") which will be applicable to a purchase and the list of In-Kind Redemption Securities (the "Redemption List") that will be applicable (each subject to possible amendment or correction in light of an administrative error in compiling the Creation or Redemption List) to redemption requests received in proper form on that day. In some instances, the Creation List may differ slightly from the Redemption List. The In-Kind Creation Securities and In-Kind Redemption Securities may differ as a result of revisions to the Large Cap Value ETF's portfolio or as a result of corporate actions.

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8 The Large Cap Value ETF will comply with the federal securities laws in accepting In-Kind Creation Securities and satisfying redemptions with In-Kind Redemption Securities, including that the In-Kind Creation Securities and In-Kind Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). In accepting In-Kind Creation Securities and satisfying redemptions with In-Kind Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Large Cap Value ETF will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted In-Kind Redemption Securities. The Prospectus for the Large Cap Value ETF will also state that "An Authorized Participant that is not a Qualified Institutional Buyer ("QIB") as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A."

9 Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits or requires the substitution of an amount of cash, for example to replace any In-Kind Redemption Securities which may not be eligible for trading by such Authorized Participant or the investor for which the Authorized Participant is effecting the transaction.

The Large Cap Value ETF will have the right to make a redemption payment in cash, in-kind or a combination of each, provided the value of the payment equals the NAV of the Creation Unit being redeemed. At the discretion of the Large Cap Value ETF, a beneficial owner might also receive the cash equivalent of an In-Kind Redemption Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities. For example, a foreign country's regulations may restrict or prohibit a redeeming investor from holding shares of a particular issuer located in that country. The Trust currently contemplates that, unless cash redemptions are available or specified for the Large Cap Value ETF, the redemption proceeds for a Creation Unit generally will consist of In-Kind Redemption Securities plus or minus a "Cash Redemption Amount" as the case may be (collectively, an "ETF Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Creation Unit being redeemed and the market value of the In-Kind Redemption Securities. A redeeming investor will pay Transaction Fees calculated in the same manner as Transaction Fees payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to the Large Cap Value ETF by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Large Cap Value ETF.

Creation Units may be redeemed through the Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Clearing Process, except that redemption requests are made directly to the Large Cap Value ETF through the Trust's Transfer Agent, and are not made through the Distributor. Creation Units may also be redeemed outside the Clearing Process; however, a higher Transaction Fee may be charged.[10] As discussed above, a redeemer will pay a

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10 To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent at or prior to the Closing Time on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral consisting of cash having a

Transaction Fee to offset the Large Cap Value ETF's trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the In-Kind Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares "outside" the Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Clearing Process. A redeemer receiving cash in lieu of one or more In-Kind Redemption Securities may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such In-Kind Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion as described above and will be calculated in the manner as disclosed in the Prospectus and/or SAI.

A redemption request outside the Clearing Process will be considered to be in proper form if: (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another investor for whom the Authorized Participant is transacting at a time specified by the Trust, (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request, and (iii) all other procedures set forth in the Participant Agreement are properly followed. As discussed above, in certain circumstances,

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value (marked-to-market daily) of at least 105% of the value of the missing Shares. The current procedures for collateralization of missing Shares require, among other things, that any cash collateral be in the form of U.S. dollars in immediately-available funds and be held by the Custodian and marked-to-market daily, and that the fees of the Custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The Participant Agreement will permit the Trust, on behalf of the Large Cap Value ETF, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

the Large Cap Value ETF in its discretion may require or permit cash to be substituted for an In-Kind Redemption Security.

Depository Trust Company

DTC serves as securities depository for the Shares. The Shares may be held only in book-entry form. DTC, or its nominee, is the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or its participants ("DTC Participants") (*i.e.*, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations), some of whom (and/or their representatives) own DTC. Beneficial owners of Shares are not entitled to have Shares registered in their names, and will not receive or be entitled to receive physical delivery of certificates.

Accordingly, to exercise any rights as a holder of Shares, each beneficial owner must rely on the procedures of: (i) DTC; (ii) DTC Participants; and (iii) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such beneficial owner holds its interests.

Calculation of Intraday Indicative Value

The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the sum of the current value of the In-Kind Creation Securities and the estimated Cash Component. The quotations of certain holdings may not be updated during U.S. trading hours if such holdings do not trade in the U.S., except such quotations may be updated to reflect currency fluctuations. The Trust is not involved in or responsible for the calculation or dissemination of any such amount and makes no warranty as to its accuracy.

The Trading Market

The Shares will be listed and traded on the Exchange. Shares will be freely tradable on the Exchange throughout the trading session. The price of Shares trading on the Exchange will be based on a current bid/offer market. The trading market on the Exchange affords investors the opportunity to assume and liquidate positions in Shares at their discretion, permitting them to take advantage of prices at any time during the trading day. This combination of intra-day liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should and historically have proven to mitigate pricing inefficiencies. Indeed, the high degree of historical and expected correlation between ETFs' NAVs and their share prices contrasts with the case of shares of closed-end equity funds, which -- not having the ability to create and redeem at the fund level -- typically trade at a material discount (or premium) to their underlying NAVs.

We believe that, like the funds in the PowerShares Letter, the Large Cap Value ETF will not present any new issues with respect to the exemptions which allow for current index-based ETFs to redeem their shares only in Creation Units. While we recognize that the potential for more significant deviations between a security's bid/ask price average and NAV exists with actively-managed ETFs, such deviations should not arise here, because the Large Cap Value ETF's portfolio holdings will be fully transparent.[11] As noted previously, on each Business Day before commencement of trading in Shares on the Exchange, the Large Cap Value ETF will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by it that will form the basis for the calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge. Under accounting procedures followed by the Large Cap Value ETF, trades made on the prior Business Day

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11 As indicated above, the Board has authorized a Plan pursuant to Rule 12b-1 under the 1940 Act, but no such fee is currently being paid by the Large Cap Value ETF and the Board has not approved any payments for the current fiscal year. We believe, if such fees are paid in the future, that such payments would not create more than *de minimis* additional deviations between the NAV and the market price of Shares.

("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Large Cap Value ETF will be able to disclose at the beginning of each Business Day the Portfolio Securities and other assets that will form the basis for the NAV calculation at the end of the same Business Day, whether or not ABA or a Sub-Advisor makes trades for the portfolio during that Business Day. Since market participants will be aware at all times of the Large Cap Value ETF's Portfolio Securities and other assets held by it that will form the basis for the NAV calculation, the risk of significant deviation between NAV and market price is similar to that which exists in the case of index-based ETFs.

Rule 101 of Regulation M

Subject to certain enumerated exceptions, Rule 101 of Regulation M prohibits a "distribution participant," in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution. We note that Rule 100(b) of Regulation M defines "distribution" for purposes of such Rule as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

We understand that while broker-dealers that tender In-Kind Creation Securities to the Trust through the Distributor in return for Creation Unit(s) of Shares generally will not be part of a syndicate or selling group, and no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Units, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or Staff grant exemptive, interpretive or no-action relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares to bid for or purchase, or engage in other secondary market transactions in, such Shares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, the individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their NAV per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the minimum condition of tendering 50,000 Shares (*i.e.*, a Creation Unit), the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment company securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Staff confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in paragraph (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created, and Shares in Creation Units may be redeemed, in-kind at NAV, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of Shares should not vary substantially from the NAV of Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-ended nature of the Large Cap Value ETF, any significant disparity between the market price of the Shares and NAV should be eliminated by arbitrage activity. Because their NAV is largely determined based on the market value of the Portfolio Securities, neither the creation nor redemption of Shares, nor purchases or sales of Shares in the secondary market, will impact the NAV, and such transactions should not have a significant impact on the market value of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of the Shares or a Portfolio Security of the Large Cap Value ETF to tender Shares for redemption in Creation Units and to receive as part of redemption proceeds the In-Kind Redemption Securities of the Large Cap Value ETF.

The Trust requests, in this regard, that the Staff confirm that the tender of the Shares to the Trust for redemption and the receipt of In-Kind Redemption Securities upon redemption does not constitute a bid for, or purchase of, any of such securities for the purposes of Rule 101, or alternatively, that the Commission or Staff grant exemptive or no-action relief to the extent necessary to permit redemptions of Shares for In-Kind Redemption Securities as described above. Redemption entails no separate bid for any of the In-Kind Redemption Securities. Absent unusual circumstances, the Trust will not purchase In-Kind Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the In-Kind Redemption Securities. The Trust believes that the purchase of In-Kind Redemption Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit aggregation of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Units, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of the Shares to affect significantly Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution or broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and the Shares, may undermine the potential beneficial market effect of Share trading.

Rule 102 of Regulation M

The Trust also requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units that, for the reasons previously stated under our request with respect to the exemption under Rule 101(c)(4), transactions in the Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of Rule 102.

Alternatively, the Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a security in the Large Cap Value ETF's portfolio during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although the Shares will be traded on the secondary market, the Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares at NAV in consideration principally for In-Kind Redemption Securities does not involve the abuses that Rule 102 was intended to prevent.

Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly-traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act.[12] Except for the fact that redemption is subject to the minimum condition of tendering 50,000 Shares, the Trust is intended to function like any other open-end fund continuously offering its shares.[13] It is in recognition of the foregoing that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the Large Cap Value ETF. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Trust.

Rule 14e-5

Rule 14e-5 prohibits a person who makes a cash tender offer or exchange offer for any equity security from directly or indirectly purchasing such security (or a security immediately convertible into or exchangeable for such security) otherwise than pursuant to such tender offer or exchange offer. The Rule

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12 *See supra* note 4.

13 *See supra* note 4.

also applies to the dealer-manager of a tender or exchange offer, its affiliates and to advisers thereto ("Covered Persons").

The Trust respectfully requests that the Commission grant an exemption from Rule 14e-5 to permit any Covered Person (including a member or member organization of the Exchange or other market), during the existence of such offer, to: (1) redeem Shares in Creation Units for the In-Kind Redemption Securities that may include a security subject to the tender or exchange offer; and (2) engage in secondary market transactions in Shares during such offer.

The acquisition of individual In-Kind Redemption Securities by means of redemptions of Shares would be impractical and extremely inefficient in view of the requirement that a minimum of 50,000 Shares be redeemed. In addition, as discussed in the relief requested under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity which would assist secondary market trading and improve Share pricing efficiency. In no case would redemptions of Shares or secondary market transactions by Covered Persons be effected for the purpose of facilitating a tender offer. Accordingly, purchases and redemptions of Shares in the circumstances described would not appear to result in the abuses at which Rule 14e-5 is directed.

In addition, the Trust respectfully requests that the Staff take a no-action position under Rule 14e-5 if a broker-dealer (including a member or member organization of the Exchange) acting as a dealer-manager of a tender offer for an In-Kind Redemption Security purchases such securities in the secondary market for the purpose of tendering such securities to purchase one or more Creation Units, if made in conformance with the following: (i) such bids or purchases are effected in the ordinary course of business, in connection with a basket of 20 or more securities in which any security that is the subject of a distribution, or any reference security, does not comprise more than 5% of the value of the basket purchased; or (ii) purchases are effected as adjustments to such basket in the ordinary course of business as a result of a change in the composition of the Large Cap Value ETF's portfolio; and (iii) such bids or purchases are not effected for the purpose of facilitating such tender offer.

Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are substantially similar to those actions that the Commission and the Staff have taken in similar circumstances, most notably in the PowerShares Letter. If the Commission or the Staff believes that a different format is appropriate (for example, a no-action position rather than an exemption), we would appreciate the opportunity to revise this request for relief accordingly. Should you have any questions please call me at (202) 778-9475 or my colleague Kurt J. Decko at (415) 249-1053.

Very truly yours,

Stacy L. Fuller

cc: Brad Gude
Brian Bussey
Darren Vieira
Securities and Exchange Commission

William M. Thomas
William E. White III
Grail Advisors, LLC

Kurt J. Decko
K&L Gates LLP

132-02674